Exhibit 99.85

NEWS RELEASE

Aurinia to Present at the Bloom Burton & Co. Healthcare Investor Conference

VICTORIA, BRITISH COLUMBIA – June 18, 2014 – Aurinia Pharmaceuticals, Inc., (TSX: AUP) today announced that its President and Chief Executive Officer, Stephen Zaruby, will present a corporate overview of the company at the Bloom Burton & Co. Healthcare Investor Conference, taking place today, June 18th in Toronto, Ontario, Canada.

Aurinia Pharmaceuticals Presentation Details

Date:	Wednesday, June 18, 2014
Time:	3:00pm Eastern
Location:	Toronto Board of Trade, 1 First Canadian Place
Toronto, Ontario, M5X 1C1

About the Conference

The Bloom Burton & Co. Healthcare Investor Conference brings together U.S., Canadian and international investors who are interested in the latest developments in the Canadian healthcare sector. Attendees will have an opportunity to obtain corporate updates from the premier Canadian publicly traded and private companies through presentations and private meetings.

About Bloom Burton & Co.

Bloom Burton & Co. is a firm dedicated to accelerating monetization in healthcare for both investors and companies. Bloom Burton has an experienced team of medical, scientific, pharmaceutical, legal and capital markets professionals who perform a deep level of diligence, which combined with our creative and entrepreneurial approach, assists our clients in achieving a faster path to the right monetization events. Bloom Burton and its affiliates provide capital raising, M&A advisory, equity research, business strategy and product development consulting, direct investing and company creation and incubation services. Please visit www.bloomburton.com to learn more.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Aurinia’s management team includes members from both Zymogenetics (acquired by Bristol-Meyers Squibb for $885 million in 2010 and Aspreva Pharmaceuticals (“Aspreva) (acquired by Galenica for C$915 million in 2008). While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. In addition, Aurinia holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

Company Contact:

Stephen Zaruby

President & CEO

250-708-4293

szaruby@auriniapharma.com

or

Michael R. Martin

Chief Operating Officer

250-708-4272

mmartin@auriniapharma.com